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Filed by Georgia-Pacific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company:  Fort James Corporation
Commission File No. 333-44112



                                                         Release No. C-1633
                                                         Nov. 14, 2000

                     GEORGIA-PACIFIC EXTENDS EXCHANGE OFFER
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              FOR SHARES OF FORT JAMES CORP. THROUGH NOV. 21, 2000;
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                           ANNOUNCES EXCHANGE RATIO
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ATLANTA - Georgia-Pacific Corp. (NYSE: GP) today extended its exchange offer for all outstanding shares of Fort James Corp. (NYSE: FJ) from the prior expiration date of 6 p.m. Thursday, Nov. 16, to 6 p.m. Eastern time, Tuesday, Nov. 21,
2000. Accordingly, the offer and withdrawal rights will expire at 6 p.m. Eastern time, Nov. 21, unless Georgia-Pacific further extends the offer.

Georgia-Pacific said it extended the expiration date in response to a request from the United States Department of Justice for three additional business days to complete its review of the transaction. As a result, Georgia-Pacific will not accept the tendered shares in the offer before Wednesday, Nov. 22.

Georgia-Pacific also stated that shareholders of Fort James will receive $29.60 per share in cash and 0.2644 shares of Georgia-Pacific Group common stock for each outstanding share of Fort James common stock under the terms of the merger agreement between the two companies. The exchange ration of 0.2644 is the same exchange ratio that was originally announced on July 17, 2000. The exchange ratio was subject to adjustment under certain circumstances based on the price of Georgia-Pacific Group shares. Georgia-Pacific said it will not make any further announcement about the exchange ratio unless an adjustment subsequently becomes required.

All Fort James stockholders should read the prospectus and offer statements that were filed by Georgia-Pacific and the solicitation/recommendation statements that were filed by Fort James with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares.

Stockholders are able to obtain these statements and amendments, as well as other filings containing important information about Georgia-Pacific and Fort James, without charge, at the SEC's internet site (www.sec.gov). Copies of the
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offer and solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Georgia-Pacific's corporate secretary.

Headquartered at Atlanta, Georgia-Pacific (www.gp.com) is one of the world's leading manufacturers and distributors of paper and building products. Its familiar consumer brands include Angel Soft, Sparkle, Coronet and MD tissue products and Pacific Garden antibacterial hand soap. The company also sells tissue products for the away-from-home market. Georgia-Pacific's building products distribution segment has long been among the nation's leading wholesale suppliers of building products to professional builders and contractors, hardware stores and large do-it-yourself warehouse retailers. In addition, Georgia-Pacific is the nation's largest producer of structural wood panels and second largest producer of lumber and gypsum wallboard. With 1999 sales of $17.8 billion, the company employs approximately 55,000 people at more than 500 locations in North America.

Fort James (www.fortjames.com) is a leading international consumer products company, serving consumers both at home and away-from-home with bathroom and facial tissue, paper towels, napkins, cotton pads, cups, plates, cutlery and food wrap products. The company's popular brands include Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair and Dixie in North America, and Lotus, Okay, Embo, Colhogar, Tenderly, KittenSoft, Delica and Demak'Up in Europe. With 1999 sales of $6.8 billion, the company has approximately 50 manufacturing facilities principally located in the U.S., Canada and Europe.

Media Contacts:     Ken Haldin / Georgia-Pacific
                    (404) 652-6098
                    Greg Guest / Georgia-Pacific
                    (404) 652-4739


                    Mark Lindley / Fort James
                    (847) 317-5280

Analyst Contacts:   Richard Good / Georgia-Pacific
                    (404) 652-4720
                    Celeste Gunter / Fort James
                    (847) 317-5355